As filed with the Securities and Exchange Commission on May 1, 2020

Registration Nos. 333-237693 and 333-237693-01

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE

AMENDMENT NO. 1 TO

FORM S-1

REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933

DraftKings Inc.

(Exact name of registrant as specified in its charter)

Nevada	7990	84-4052441
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

222 Berkeley Street, 5th Floor

Boston, Massachusetts 02116

(617) 986-6744

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

R. Stanton Dodge

222 Berkeley Street, 5th Floor

Boston, Massachusetts 02116

(617) 986-6744

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Scott D. Miller Sullivan & Cromwell LLP 125 Broad Street New York, New York 10004 Tel: (212) 558-4000

Approximate date of commencement of proposed sale to the public: From time to time after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☒   Registration Nos. 333-237693 and 333-237693-01

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

EXPLANATORY NOTE

This Post-Effective Amendment No. 1 (the “Amendment”) to the registrant’s Registration Statement on Form S-1 (the “Registration Statement”) is filed pursuant to Rule 462(d) solely to add exhibits with respect to such Registration Statement. The sole purpose of the Amendment is to furnish Exhibit 101 to the Registration Statement. Exhibit 101 provides the financial statements and related notes formatted in XBRL (eXtensible Business Reporting Language).

Item 16. Exhibits and Financial Statements.

(a) Exhibits.        The following exhibits are being followed herewith:

Exhibit No.	Description
2.1†*	Business Combination Agreement, dated as of December 22, 2019, among DraftKings Inc., SBTech (Global) Limited, SBTech’s shareholders, Diamond Eagle Acquisition Corp., DEAC NV Merger Corp. and a wholly-owned subsidiary of DEAC (incorporated by reference to Exhibit 2.1 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
2.2*	Form of Stockholders Agreement (incorporated by reference to Exhibit 2.2 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
2.3*	Agreement and Plan of Merger, dated as of March 12, 2020, by and among Diamond Eagle Acquisition Corp. and DEAC NV Merger Corp. (incorporated by reference to Exhibit 2.3 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
2.4*	Amendment to Business Combination Agreement, dated as of April 7, 2020, among DraftKings Inc., SBTech (Global) Limited, SBTech’s shareholders, Diamond Eagle Acquisition Corp., DEAC NV Merger Corp. and a wholly-owned subsidiary of DEAC (incorporated by reference to Exhibit 2.4 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
3.1*	Articles of Incorporation of DEAC NV Merger Corp (incorporated by reference to Exhibit 3.1 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
3.2*	Bylaws of DEAC NV Merger Corp (incorporated by reference to Exhibit 3.2 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
3.3*	Form of Amended and Restated Articles of Incorporation of New DraftKings (incorporated by reference to Exhibit 3.3 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
3.4*	Form of Amended and Restated Bylaws of New DraftKings (incorporated by reference to Exhibit 3.1 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
4.1*	Specimen Class A Common Stock Certificate of New DraftKings (incorporated by reference to Exhibit 4.1 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
4.2*	Warrant Agreement, dated May 10, 2019, by and between Diamond Eagle Acquisition Corp. and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to Exhibit 4.1 of Diamond Eagle Acquisition Corp.’s Current Report on Form 8-K filed on May 14, 2019).
5.1*	Opinion of Greenberg Traurig, LLP as to the validity of the shares of New DraftKings common stock.
5.2*	Opinion of Winston & Strawn LLP as to the validity of the warrants of New DraftKings.
10.1*	Form of DraftKings Inc. 2020 Incentive Award Plan (incorporated by reference to Exhibit 10.1 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020.
10.2*	Form of Subscription Agreement, dated December 22, 2019, by and between Diamond Eagle Acquisition Corp. and the undersigned subscriber party thereto (incorporated by reference to Exhibit 10.2 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020.
10.3*	Executive Employment Agreement, dated May 30, 2019, between DraftKings Inc. and Jason Park (incorporated by reference to Exhibit 10.3 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020.
10.4*	Form of DraftKings Inc. Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.4 of DEAC NV Merger Corp.’s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020.
10.5*†**	Agreement for the Provision of a Sports Betting Solution (“License Agreement”), between Sports Information Services Limited and Crown Gaming Inc., dated as of June 19, 2018 (incorporated by reference to Exhibit 10.5 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.6*†**	Addendum to License Agreement, between Sports Information Services Limited and Crown Gaming Inc., dated as of August 22, 2019 (incorporated by reference to Exhibit 10.6 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.7*	Amended and Restated Loan and Security Agreement (the ‘‘LSA’’), dated October 21, 2016, by and between DraftKings Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.7 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.8*	First Amendment to the LSA, dated July 28, 2017, by and between DraftKings Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.8 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.9*	Second Amendment to the LSA, dated December 28, 2017, by and between DraftKings Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.9 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).

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10.10*	Third Amendment and Joinder to the LSA, dated July 3, 2018, by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.10 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.11*	Fourth Amendment to the LSA, dated December 19, 2018, by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.11 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.12*	Fifth Amendment to the LSA, dated March 28, 2019 by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.12 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
10.13*	Sixth Amendment to the LSA, dated August 15, 2019, by and among DraftKings Inc., Crown Gaming Inc., Crown DFS Inc. and Pacific Western Bank (incorporated by reference to Exhibit 10.13 of DEAC NV Merger Corp.'s Registration Statement on Form S-4 (Reg. No. 333-235805), filed with the SEC on April 14, 2020).
23.1*	Consent of WithumSmith+Brown, PC, independent registered public accounting firm of Diamond Eagle Acquisition Corp.
23.2*	Consent of BDO USA, LLP, independent registered public accounting firm of DraftKings Inc.
23.3*	Consent of Ziv Haft, CPA (Isr.), a BDO Member Firm, independent registered public accounting firm of SBTech (Global) Limited.
23.4*	Consent of Greenberg Traurig, LLP, (included as part of Exhibit 5.1).
23.5*	Consent of Winston & Strawn LLP (includes as part of Exhibit 5.2).
24.1+	Power of Attorney.
99.1*	Consent of Michael Gavin Isaacs.
99.2*	Consent of Matthew Kalish.
99.3*	Consent of Woodrow H. Levin.
99.4*	Consent of Paul Liberman.
99.5*	Consent of Shalom Meckenzie.
99.6*	Consent of Ryan R. Moore.
99.7*	Consent of Steven J. Murray.
99.8*	Consent of Hany M. Nada.
99.9*	Consent of Jason D. Robins.
99.10*	Consent of Richard Rosenblatt.
99.11*	Consent of John S. Salter.
99.12*	Consent of Harry E. Sloan.
99.13*	Consent of Marni M. Walden.
101.INS+	XBRL Instance Document
101.SCH+	XBRL Taxonomy Extension Schema Document
101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB+	XBRL Taxonomy Extension Label Linkbase Document
101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

† Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

* Previously filed.

** Certain portions of this exhibit have been omitted pursuant to Regulation S-K Item 601(b)(10)(iv). The Registrant agrees to furnish an unredacted copy of the exhibit to the SEC upon its request.

+ Filed herewith.

(b) Financial Statements. The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Boston, State of Massachusetts, on the 1st day of May, 2020.

DraftKings Inc.

By:	/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 1 to the Registration Statement on Form S-1 has been signed by the following persons in the capacities indicated on the 1st day of May, 2020.

Name	Position	Date

*	Chief Executive Officer and Chairman	May 1, 2020
Jason D. Robins	(Principal Executive Officer)

*	Chief Financial Officer	May 1, 2020
Jason K. Park	(Principal Financial and Accounting Officer)

*	Vice Chairman	May 1, 2020
Harry Evans Sloan

*	Director	May 1, 2020
Michael Gavin Isaacs

*	Director	May 1, 2020
Matthew Kalish

*	Director	May 1, 2020
Woodrow H. Levin

*	Director	May 1, 2020
Paul Liberman

*	Director	May 1, 2020
Shalom Meckenzie

*	Director	May 1, 2020
Ryan R. Moore

*	Director	May 1, 2020
Steven J. Murray

*	Director	May 1, 2020
Hany M. Nada

*	Director	May 1, 2020
Richard Rosenblatt

*	Director	May 1, 2020
John S. Salter

*	Director	May 1, 2020
Marni M. Walden

* By:	/s/ R. Stanton Dodge
R. Stanton Dodge As Attorney-in-Fact

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